

November 19, 2012

Via E-mail

Teresa A. Johnson
Vice President, Interim Chief Financial Officer
Kinetic Concepts, Inc.
12930 West Interstate 10
San Antonio, TX 78249

> **Re:** **Kinetic Concepts, Inc.**
> **KCI USA, Inc.**
> **Amendment No.1 to Registration Statement on Form S-4**
> **Filed November 6, 2012**
> **File No. 333-184233**

Dear Ms. Johnson:

We have reviewed your registration statement and have the following comments.

General

1. Please file with your next amendment a copy marked to indicate the changes effected in the registration statement by the amendment. Please refer to Securities Act Rule 472(a).

2. Please provide updated financial statements and related disclosures to comply with Rule 3-12 of Regulation S-X.

3. Please provide a currently dated, signed auditors' consent with your next amendment.

Corporate Organization, page 6

4. We note that you have included the KCI Organization Chart in response to comment 14 in our letter dated October 26, 2012. We are unable to locate disclosure identifying KCI USA as an indirect subsidiary of KCI, and disclosure about the nature of the business conducted by KCI USA. Please advise or revise your disclosure accordingly.

NPWT Products, page 96

5. We note your response to comment 35 in our letter dated October 26, 2012 and the supplemental information provided in response to our prior comment. Since

your disclosure continues to include a general reference to "an extensive collection of published clinical studies," please revise to indicate the common sources of these publications and the general timeframe during which the clinical studies were conducted.

Executive Compensation, page 124

6. We note your revised disclosure in response to comment 42 in our letter dated October 26, 2012. Please confirm whether, with respect to Ms. Colleran, the individual multiple was equal to one given that her actual bonus amount remained unchanged following the compensation committee's determination of a bonus amount equal to 80% of target. In addition, please disclose the range of values which may be assigned to the individual multiple, and whether these multiples had any impact in the calculation of the 2011 bonus amount for the other named executive officers.

Description of Second Lien Exchange Notes, page 166

Guarantees, page 167

7. We note your response to comment 48 in our letter dated October 26, 2012. We continue to have concerns that the parent guarantor release provisions are not full and unconditional which may compromise your ability to rely on the exceptions contained in Rule 3-10 of Regulation S-X. So that we may better understand the position set forth in your response, please explain the purpose of the provision that allows for the release of the guarantees of Parent, US Holdco, and Holdings upon the sale of LifeCell and explain in greater detail why you do not believe that the financial unity that is necessary for modified financial reporting under Rule 3-10 is undermined by the release of the parent guarantees in the event of the sale of LifeCell.

Release of Liens, page 170

8. We reissue in part comment 49 of our letter dated October 26, 2012. Please revise to include the disclosure contained in the first bullet point of our prior comment.

Note 16 – Guarantor Condensed Consolidating Financial Statements, page F-52

Note 8 – Guarantor Condensed Consolidating Financial Statements, page F-84

9. We note your response to comment 51 in our letter dated October 26, 2012. Please revise the notes to your financial statements to address the following:

- clarify, if true, that the guarantor subsidiaries are "100% owned" as required by Rule 3-10 of Regulation S-X, since the terms "wholly-owned" and "100% owned" have different definitions in Regulation S-X; and
- do not characterize the subsidiary guarantees as full and unconditional without disclosure describing any qualifications to the subsidiary guarantees, including the customary release provisions.

You may contact Kevin Stertzel, Staff Accountant, at (202) 551-3723 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: <u>Via E-mail</u>
       Joshua N. Korff, Esq.
       Michael Kim, Esq.
       Kirkland & Ellis LLP